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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 15, 2002

BUNGE LIMITED
(Translation of registrant's name into English)

50 Main Street
White Plains, New York 10606
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F /x/            Form 40-F / /

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes / /                        No /x/

EXHIBITS

Exhibit 1	Notice of Annual Shareholders Meeting and Proxy Statement dated April 15, 2002.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUNGE LIMITED
By:	/s/ WILLIAM M. WELLS Name: William M. Wells Title: Chief Financial Officer

Date: April 15, 2002

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EXHIBITS
SIGNATURES